UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                     (Amendment No.   39  )*


                   LIN Broadcasting Corporation
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                            0005327630
                          (CUSIP Number)

             Marilyn J. Wasser             Andrew A. Quartner
               AT&T Corp.          McCaw Cellular Communications, Inc.
         32 Avenue of the Americas       1150 Connecticut Ave., NW
          New York, NY 10013-2412          Washington, DC 20036
             (212) 387-5400                   (202) 223-9222
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         January 4, 1995
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                           SCHEDULE 13D

CUSIP No.  0005327630

1.   Name of Reporting Person:               AT&T Corp.
     SS or IRS Identification No. of
     Above Person:                           13-4924710

2.   Check the appropriate box if a member of a group:
     (a) [  ]       (b) [  ]

3.   SEC USE ONLY

4.   Source of Funds:    OO

5.   Check box if disclosure of legal proceedings is required
     pursuant to Item 2(d) or 2(e):     [   ]

6.   Citizenship or place of organization:   New York

Number of shares beneficially owned by each reporting person with:

     7.   Sole voting power:            26,989,500
          (Indirectly through its control of McCaw Cellular
          Communications, Inc.)

     8.   Shared voting power:               None

     9.   Sole dispositive power:       26,989,500
          (Indirectly through its control of McCaw Cellular
          Communications, Inc.)

     10.  Shared dispositive power:          None

11.  Aggregate amount beneficially owned by each reporting
     person:   26,989,500

12.  Check box if the aggregate amount in row (11) excludes
     certain shares:     [   ]

13.  Percent of class represented by amount in row (11):   52.0%

14.  Type of reporting person:          CO

                           SCHEDULE 13D

CUSIP No.  0005327630

1.   Name of Reporting Person:     McCaw Cellular Communications,
                                    Inc.
     SS or IRS Identification No. of
     Above Person:                           91-1379052

2.   Check the appropriate box if a member of a group:
     (a) [  ]       (b) [  ]

3.   SEC USE ONLY

4.   Source of Funds:    AF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Item 2(d) or 2(e):     [   ]

6.   Citizenship or place of organization:   Delaware

Number of shares beneficially owned by each reporting person with:

     7.   Sole voting power:            26,989,500
          (Indirectly through its control of MMM Holdings, Inc.)

     8.   Shared voting power:               None

     9.   Sole dispositive power:       26,989,500
          (Indirectly through its control of MMM Holdings, Inc.)

     10.  Shared dispositive power:          None

11.  Aggregate amount beneficially owned by each reporting
     person:   26,989,500

12.  Check box if the aggregate amount in row (11) excludes
     certain shares:     [   ]

13.  Percent of class represented by amount in row (11):   52.0%

14.  Type of reporting person:          CO

                           SCHEDULE 13D

CUSIP No.  0005327630

1.   Name of Reporting Person:               MMM Holdings, Inc.
     SS or IRS Identification No. of
     Above Person:

2.   Check the appropriate box if a member of a group:
     (a) [  ]       (b) [  ]

3.   SEC USE ONLY

4.   Source of Funds:    AF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Item 2(d) or 2(e):     [   ]

6.   Citizenship or place of organization:   Delaware

Number of shares beneficially owned by each reporting person with:

     7.   Sole voting power:            26,989,500

     8.   Shared voting power:               None

     9.   Sole dispositive power:       26,989,500

     10.  Shared dispositive power:          None

11.  Aggregate amount beneficially owned by each reporting
     person:   26,989,500

12.  Check box if the aggregate amount in row (11) excludes
     certain shares:     [   ]

13.  Percent of class represented by amount in row (11):   52.0%

14.  Type of reporting person:          CO

                      Schedule 13D Restated

     The undersigned amends the Schedule 13D filing made on April 7, 1988, as amended, with regard to the Common Stock, par value $0.01 per share of LIN Broadcasting Corporation, a Delaware corporation ("LIN" or "the Issuer"), as set forth below. Unless otherwise indicated, capitalized terms contained herein shall have the meanings ascribed to them in the prior filings on
Schedule 13D.

Item 1 - Security and Issuer

     The class of securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of the Issuer including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 2, 1988, as amended, between the Issuer and Manufacturers Hanover Trust Company, as Rights Agent (the Common Stock and Rights, so long as they are not redeemed, together are referred to herein as the "Shares"). The principal executive offices of the Issuer are located at 5295 Carillon Point, Kirkland, Washington 98033.

Item 2 - Identity and Background

     This Statement is being filed by AT&T Corp., a New York corporation ("AT&T"), McCaw Cellular Communications, Inc., a Delaware corporation ("McCaw"), and MMM Holdings, Inc., a Delaware corporation ("MMM"). AT&T, McCaw and MMM are referred to herein collectively as the "Reporting Persons". The address of the principal office of AT&T is 32 Avenue of the Americas, New York, New York 10013. The address of the principal office of McCaw and MMM is 5400 Carillon Point, Kirkland, Washington 98033.

     AT&T is principally engaged in global information movement and management, financial services and leasing. McCaw is principally engaged in the business of providing cellular communication services. MMM was formed for the purpose of holding investment securities and conducts no other business. McCaw is a wholly owned subsidiary of AT&T and MMM is a wholly owned subsidiary of McCaw.

     The name, business address, present principal occupation and citizenship of each executive officer and director of each of the Reporting Persons are set forth in Appendix A hereto.

     During the last five years none of the Reporting Persons nor, to the best knowledge of each of them, any of their respective executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

     The Shares reported as beneficially owned in Item 5 hereof were acquired by McCaw during the period from April 1988 through March 1990. During the period from April 1988 until March 1, 1990, McCaw acquired 5,089,500 Shares through open-market purchases. On March 5, 1990, McCaw, through its wholly-owned subsidiary MMM, completed a tender offer pursuant to which it acquired 21,900,000 Shares. Neither McCaw nor MMM has acquired any Shares since the completion of the tender offer. On September 19, 1994, AT&T acquired all of the outstanding shares of McCaw in a merger in exchange for shares of AT&T common stock. Neither AT&T nor any of its subsidiaries has acquired any Shares except indirectly through its acquisition of McCaw in such merger.

     The amount of funds used in making the purchases of the Shares reported as beneficially owned in Item 5 hereof was approximately $3,637,824,302, including commissions.

     McCaw and MMM received the funds to make such purchases through sales of stock and issuance of indebtedness during the period from April 1988 through March 1990.

Item 4 - Purpose of Transaction

     McCaw and MMM originally acquired certain of the Shares owned by them for investment. The remainder of the Shares were obtained pursuant to a tender offer completed on March 5, 1990 (the "Tender Offer") pursuant to which MMM acquired 21,900,000 shares. In the Tender Offer McCaw obtained control of the Issuer subject to certain ongoing obligations set forth in the Private Market Value Guarantee, dated as of December 11, 1989, a copy of which is attached as Exhibit
     99.1 (the "PMVG"). In addition to the rights and obligations of McCaw in the PMVG as described below, the Reporting Persons intend to review on a continuing basis their investment in the Issuer and may increase such investment. The extent of any such increase would depend upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors, including the obtaining of any necessary regulatory approvals. In addition, the Reporting Persons may decide to decrease their investment in the Issuer, depending upon their continuing review of such investment and various other factors including those mentioned above.

     As described in Item 6 below, on January 1, 1995 (the "Initiation Date") a process commenced under the PMVG to determine the private market value per Share (the "Private Market Price"). After the Private Market Price is determined in accordance with the procedures set forth in the PMVG, McCaw will have 45 days to decide whether it desires to proceed with an acquisition of all the public Shares (an "Acquisition") at that price, subject to the approval of the LIN public shareholders. (See Item 6.)

     The PMVG defines the private market value per Share as "the private market price per Share (including control premium) that an unrelated third party would pay if it were to acquire all outstanding Shares (including the Shares held by McCaw and its affiliates) in an arm's-length transaction, assuming that LIN was being sold in a manner designed to attract all possible participants (including the Regional Bell Operating Companies) and to maximize stockholder value, including if necessary through the sale or other disposition (including tax-free spin-offs, if possible) of businesses prohibited by legal restrictions to be owned by any particular buyer or class of buyers (e.g., the Regional Bell Operating Companies)." Under the PMVG, the Private Market Price will be determined, using this definition, by an appraiser designated by McCaw and an appraiser designated by the Independent Directors (as defined in Item 6 below) of LIN and, if necessary, by a third appraiser.

     On January 4, 1995, AT&T and McCaw announced that Morgan Stanley & Co. Incorporated ("Morgan Stanley") will serve as McCaw's appraiser under the PMVG. Also on January 4, 1995, the Independent Directors announced that Lehman Brothers Inc. ("Lehman Brothers") and Bear, Stearns & Co. ("Bear Stearns") will serve jointly as the Independent Directors' appraiser under the PMVG.

     AT&T and McCaw have not made any decision on whether McCaw should proceed with an Acquisition. If the Private Market Price is set at a level that AT&T and McCaw believe, in their sole discretion, is reasonable, AT&T and McCaw expect that McCaw would seek to proceed with an Acquisition. If the Private Market Price is set at a level that AT&T and McCaw believe, in their sole discretion, is not reasonable, AT&T and McCaw expect that McCaw would not proceed with an Acquisition.

     If McCaw does not proceed with an Acquisition, the PMVG provides that McCaw will put the Issuer in its entirety up for sale under the direction of the Independent Directors. Any such sale would also be subject to the approval of the LIN public shareholders.

     The press release of AT&T and McCaw issued on January 4, 1995, announcing that Morgan Stanley will serve as McCaw's appraiser under the PMVG, is attached hereto as Exhibit
     99.2.

Item 5 - Interest in Securities of Issuer

(a) MMM owns directly 26,989,500 Shares, representing approximately 52.0% of the total number of Shares outstanding. None of the other Reporting Persons owns any Shares. To the best knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any Shares, except for Wayne M. Perry, Vice Chairman of McCaw, who owns 900 Shares and has options to purchase 59,100 Shares, and Tom A. Alberg, Executive Vice President of McCaw, who owns 11,370 Shares and has options to purchase 100,000 Shares, all as of the date hereof.

(b) MMM has the sole power to vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. Because they control MMM, the other Reporting Persons could be deemed to exercise indirect sole power to vote and dispose of the Shares.

(c) There have been no transactions in the Shares effected by the Reporting Persons during the past 60 days.

(d) No person other than MMM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MMM.

(e)  Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     With the exception of the PMVG, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the executive officers and directors of the Reporting Persons, has any contracts, arrangements, understanding or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits, or loss, or the giving or withholding or proxies.

     The PMVG provides among other things that, for as long as McCaw and its affiliates beneficially own in the aggregate at least 25% of the outstanding shares of the Issuer's Common Stock ("Shares") on a fully diluted basis or McCaw's designees constitute a majority of the Board of Directors of the Issuer, and any Shares are held by other persons, the following provisions shall apply:

     Independent Directors. Three members of the Issuer's board of directors (the "Independent Directors") will be independent directors as determined under the New York Stock Exchange Rules (i.e., independent of management of McCaw and its affiliates and free of any relationship that, in the opinion of the Issuer's Board of Directors, would interfere with the exercise of independent judgment). The current Independent Directors are persons who served on the Issuer's Board of Directors prior to the completion by McCaw of its tender offer for the Issuer. At each annual meeting of the Issuer's stockholders, Independent Directors are nominated by the then current Independent Directors and elected by a Majority Vote of the Public Stockholders, as defined below. Independent Directors are subject to removal only (a) for cause, (b) if a majority of the Independent Directors approve such removal or (c) if such removal is approved by a Majority Vote of the Public Stockholders.

     "Majority Vote of the Public Stockholders" means (a) the affirmative vote of the holders of at least a majority of the Public Shares present and entitled to vote at any meeting at which the holders of a majority of the Public Shares are present or (b) the action by written consent (in accordance with applicable provisions of Delaware law and the Issuer's certificate of incorporation and by-laws) of the holders of a majority of the Public Shares. "Public Shares" means Shares not owned by McCaw or any of its affiliates.

     Sale of the Issuer. Pursuant to the PMVG, the Independent Directors designated Lehman Brothers and Bear Stearns and McCaw designated Morgan Stanley, in each case to determine the Private Market Price. Under certain circumstances specified in the PMVG, another investment banking firm of recognized national standing may be mutually designated to assist in determining the Private Market Price.

     Once the Private Market Price is determined pursuant to the procedures provided for in the PMVG, McCaw will have 45 days to decide whether it desires to proceed with an Acquisition at that price. If McCaw decides to proceed with an Acquisition, it may pay the Private Market Price in cash or any combination of cash, common equity securities and/or nonconvertible senior or subordinated "current cash pay" debt securities that the Independent Directors, after consultation with their investment banking firm, believe in good faith will have an aggregate market value, on a fully distributed basis, of not less than the Private Market Price. If McCaw determines to proceed with an Acquisition as set forth above, it will enter into an agreement with the Issuer (containing customary terms and conditions) and will cause a meeting of stockholders of the Issuer to be held as soon as practicable to consider and vote thereon. The Acquisition may only be completed if it is approved by a Majority Vote of the Public Stockholders.

     If McCaw determines not to proceed with an Acquisition, or if despite McCaw's good faith efforts an Acquisition has not been completed within 12 months following the Initiation Date (or, if an Acquisition has been approved by a Majority Vote of the Public Stockholders and is being pursued in good faith by McCaw but has not been completed due to regulatory delays or litigation, 20 months following the Initiation
     Date), McCaw will put the Issuer in its entirety up for sale under direction of the Independent Directors in a manner intended by the Independent Directors to maximize value for all Shares. The sale procedures will be set by the Independent Directors and may include, if necessary in order to maximize stockholder value, provision for the sale or other disposition of businesses prohibited by legal restrictions to be owned by any particular buyer or class of buyers (e.g., the Regional Bell Operating Companies). The Independent Directors will select from among the proposed transactions the one or more transactions determined by them (including tax-free spin-offs, if possible) as being most likely to maximize value for all Shares and will cause a meeting of the Issuer's stockholders to be held as soon as practicable to consider and vote thereon. McCaw will not bid unless requested to do so by the Independent Directors. McCaw will fully cooperate in this process and, if one or more of the transactions so selected by the Independent Directors are approved by a Majority Vote of the Public Stockholders, will cause all Shares owned by it or its affiliates to be voted in favor thereof. Any sale of the Issuer would be subject to receipt of FCC and other necessary regulatory approvals.

     If a transaction is presented for approval at a meeting of stockholders as contemplated above and fails to receive the requisite Majority Vote of the Public Stockholders, McCaw will have no further rights or obligations to purchase the remaining interest in the Issuer, but the remainder of the PMVG shall continue to apply to the extent described therein.

     Continuing Stockholder Protections. Except as described above, neither McCaw nor any of its non-LIN affiliates may engage in any material transaction (including, without limitation, agreements, such as roaming agreements, which are standard in the industry) with the Issuer or any of its subsidiaries (other than proportionate as a stockholder of the Issuer) unless such transaction has been approved by a majority of the Independent Directors.

     Except as described above, neither McCaw nor any of its non-LIN affiliates may engage in a merger or consolidation with the Issuer, or purchase all or substantially all of the Issuer's assets, unless the transaction is approved not only by a majority of the Independent Directors but also by a Majority Vote of the Public Stockholders. In deciding whether to approve such a transaction, the Independent Directors will be instructed to consider as a fair price per Share the private market price per Share (including control premium) that an unrelated third party would pay if it were to acquire all outstanding Shares (including the Shares held by McCaw and its affiliates) in an arm's length transaction, assuming that the Issuer was being sold in the manner contemplated above. The Independent Directors will retain independent financial advisors and counsel to advise them with respect to any such transaction.

     No transaction will be undertaken, and the Issuer will not take any action, whether or not approved by a majority of the board of directors of the Issuer, if the Independent Directors determine in their good faith judgment by unanimous vote that such transaction or action would likely depress the value of the Issuer on the Initiation Date. In addition, the Issuer will not acquire or dispose of any business (other than acquisitions of additional cellular interests in markets in which the Issuer has an interest), whether or not approved by a majority of the board of directors of the Issuer, if the Independent Directors determine in their good faith judgment by unanimous vote that such acquisition or disposition is not in the best interests of the Issuer.

     Additional Share Purchases. Except as permitted above, neither McCaw nor any of its non-LIN affiliates may purchase additional Shares if, after giving effect thereto, they would beneficially own in the aggregate more than 75% of the outstanding Shares on a fully diluted basis.

     Corporate Opportunities. McCaw will direct to the Issuer, and the Issuer will have a priority right to pursue, all corporate opportunities to acquire interests in U.S. cellular telephone systems other than those in markets in which McCaw has an interest or contiguous to markets in which McCaw has such an interest (in the latter instance, however, only if such market is not a market in which the Issuer has such an interest or contiguous to such a market). For purposes of the foregoing, a party will not be deemed to have an interest in a cellular telephone system solely by reason of such party's ownership of less than a majority equity interest in a public company having such an interest. The Independent Directors will be afforded an amount of time reasonably necessary to consider any such transaction, consistent with any time constraints imposed by the other party to such transaction, and if and for as long as a majority of the Independent Directors desire to pursue such transaction, McCaw will not separately pursue that transaction.

     Certain Transferees Bound. Except pursuant to a sale of the Issuer as described above, neither McCaw nor any of its non-LIN affiliates may sell more than 25% of the outstanding Shares on a fully diluted basis to a third party or group unless that third party or group agrees in writing to be bound by the provisions set forth in the PMVG to the same extent as McCaw is so bound.

     Amendments. The provisions of the PMVG may be amended in any respect not materially adverse to the holders of Public Shares, but only if the amendment is approved by a majority of the Independent Directors. Any such amendment will promptly be disclosed in a filing with the Securities and Exchange Commission. The determination of the Independent Directors as to whether an amendment is materially adverse to the holders of Public Shares shall be final and shall bind all holders of Public Shares. The provisions of the PMVG may also be amended in any other respect if the amendment is approved by a Majority Vote of the Public Stockholders.

     The foregoing description of the PMVG is qualified in its entirety by reference to the full text of the PMVG, which is attached hereto as Exhibit 99.1.


Item 7 - Material to be Filed as Exhibits

99.1      Private Market Value Guarantee, dated December 11,
          1989, between McCaw and the Issuer.

99.2      Press Release of AT&T and McCaw issued on January 4,
          1995.

99.3      Statement of Reporting Persons pursuant to Rule
          13d-1(f)(1) (see signature page).

                            SIGNATURE

     The undersigned hereby agree that this Amendment to Schedule
13D is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                         AT&T CORP.


                         By:  MARILYN J. WASSER
                              -----------------------------
Date: January 5, 1995         Marilyn J. Wasser
                              Vice President-Law and Secretary



                         McCAW CELLULAR COMMUNICATIONS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: January 5, 1995         Andrew A. Quartner
                              Senior Vice President-Law



                         MMM HOLDINGS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: January 5, 1995         Andrew A. Quartner
                              Senior Vice President-Law

                                                       APPENDIX A


             EXECUTIVE OFFICERS AND DIRECTORS OF AT&T

     Each of the persons named below is a citizen of the United
States of America. For each person whose principal employment is with AT&T, the principal business of their employer is described under Item 2 above.

                         Principal Occupation or Employment;
                         Business Address; and Principal
Name                     Business of Employer
- ----------------------   ----------------------------------------

Robert E. Allen          Chairman and Chief Executive Officer,
                         AT&T
                         32 Avenue of the Americas
                         New York, NY  10013-2412

Richard S. Bodman        Senior Vice President, Corporate
                         Strategy and Development, AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Harold W. Burlingame     Senior Vice President - Human Resources,
                         AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

M. Kathryn Eickhoff      President of Eickhoff Economics, Inc.
                         (Economic Consultants)
                         510 LaGuardia Place, Suite 400
                         New York, NY  10012

Walter Y. Elisha         Chairman and Chief Executive Officer of
                         Springs Industries, Inc. (Textiles
                         Manufacturing)
                         205 North White Street, P.O. Box 70
                         Fort Mill, SC  29715

Philip M. Hawley         Retired Chairman and Chief Executive
                         Officer of Carter Hawley Hale Stores,
                         Inc. (Department Stores)
                         444 South Flower Street, Suite 2280
                         Los Angeles, CA  90071-2900

                         Principal Occupation or Employment;
                         Business Address; and Principal
Name                     Business of Employer
- ----------------------   ----------------------------------------

Carla A. Hills           Chairman & Chief Executive Officer of
                         Hills & Company (international
                         consultants)
                         1200 19th Street, NW, 5th Floor
                         Washington, DC  20036

Belton K. Johnson        Former Owner of Chaparrosa Ranch
                         100 West Houston Street
                         Suite 1100
                         San Antonio, TX  78205

Marilyn Laurie           Senior Vice President - Public
                         Relations, AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Drew Lewis               Chairman and Chief Executive Officer of
                         Union Pacific Corp. (Transportation
                         Natural Resources, and Environmental
                         Services)
                         Martin Tower
                         Eighth and Eaton Avenues
                         Bethlehem, PA  18018

Alex J. Mandl            Executive Vice President, AT&T & Chief
                         Executive Officer of Communications
                         Services Group
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

William B. Marx, Jr.     Executive Vice President, AT&T & Chief
                         Executive Officer of Multimedia Products
                         Group
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

John S. Mayo             President, Bell Laboratories Division,
                         AT&T
                         600 Mountain Avenue
                         Murray Hill, NJ  07974

Richard A. McGinn        Executive Vice President, AT&T & Chief
                         Executive Officer of Network Systems
                         Group
                         475 South Street
                         Morristown, NJ  07962

                         Principal Occupation or Employment;
                         Business Address; and Principal
Name                     Business of Employer
- ----------------------   ----------------------------------------

Donald F. McHenry        President of IRC Group, Inc.
                         (Consultants)
                         Georgetown University
                         School of Foreign Service
                         ICC 301
                         Washington, DC  20057

Richard W. Miller        Executive Vice President, AT&T & Chief
                         Financial Officer
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Victor A. Pelson         Executive Vice President, AT&T &
                         Chairman of Global Operations Team
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Donald S. Perkins        Retired Chairman of the Board of Jewel
                         Companies, Inc. (Diversified Retailer)
                         100 North Riverside Plaza
                         Suite 1700
                         Chicago, IL  60606

S. Lawrence Prendergast  Vice President and Treasurer, AT&T
                         One Oak Way
                         Berkeley Heights, NJ  07922-2724

Henry B. Schacht         Chairman and Former Chief Executive
                         Officer of Cummins Engine Company, Inc.
                         Box Number 3005
                         Columbus, IN  47202-3005

Michael I. Sovern        President Emeritus & Chancellor Kent
                         Professor of Law at Columbia University
                         435 W. 116th Street, Box B20
                         New York, NY  10027

Daniel C. Stanzione      President, Bell Laboratories Division,
                         AT&T
                         600 Mountain Avenue
                         Murray Hill, NJ  07974

Maureen H. Tart          Vice President and Controller, AT&T
                         340 Mt. Kemble Avenue
                         Morristown, NJ  07962

                         Principal Occupation or Employment;
                         Business Address; and Principal
Name                     Business of Employer
- ----------------------   ----------------------------------------

Franklin A. Thomas       President of the Ford Foundation
                         320 East 43rd Street
                         New York, NY  10017

Marilyn J. Wasser        Vice President-Law and Secretary, AT&T
                         131 Morristown Road
                         Basking Ridge, NJ  07920

Joseph D. Williams       Chairman of the Executive Committee
                         Warner-Lambert Co. (Pharmaceuticals,
                         Health Care and Consumer Products)
                         182 Tabor Road
                         Morris Plains, NJ  07950

Thomas H. Wyman          Chairman, S.G. Warburg & Co., Inc.
                         The Equitable Center
                         787 7th Avenue
                         New York, NY  10019

John D. Zeglis           Senior Vice President--General Counsel
                         and Government Affairs, AT&T
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

            EXECUTIVE OFFICERS AND DIRECTORS OF McCAW

     Each of the persons named below is a citizen of the United
States of America. For each person whose principal employment is with AT&T or McCaw, the principal business of their employer is described under Item 2 above.


                         Principal Occupation or Employment;
                         Business Address; and Principal
Name                     Business of Employer
- ----------------------   ----------------------------------------

Harold W. Burlingame,    Senior Vice President, Human Resources
Chairman of the Board    AT&T Corp.
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Wayne M. Perry           Vice Chairman of the Board and Secretary
                         McCaw Cellular Communications, Inc.
                         5400 Carillon Point
                         Kirkland, WA  98033

Alex J. Mandl,           Executive Vice President, Chief
Director                 Executive Officer of Communications
                         Services Group
                         AT&T Corp.
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

Richard W. Miller,       Executive Vice President and Chief
Director                 Financial Officer
                         AT&T Corp.
                         295 North Maple Avenue
                         Basking Ridge, NJ  07920

James L. Barksdale       President, Chief Operating Officer and
                         Director
                         McCaw Cellular Communications, Inc.
                         5400 Carillon Point
                         Kirkland, WA  98033

Tom A. Alberg            Executive Vice President-Legal &
                         Corporate Affairs
                         McCaw Cellular Communications, Inc.
                         5400 Carillon Point
                         Kirkland, WA  98033

                         Principal Occupation or Employment;
                         Business Address; and Principal
Name                     Business of Employer
- ----------------------   ----------------------------------------

Peter L. S. Currie       Executive Vice President-Development
                         McCaw Cellular Communications, Inc.
                         5400 Carillon Point
                         Kirkland, WA  98033

Steven W. Hooper         Executive Vice President and Chief
                         Financial Officer
                         McCaw Cellular Communications, Inc.
                         5400 Carillon Point
                         Kirkland, WA  98033

Nicolas Kauser           Executive Vice President-Chief
                         Technology Officer
                         McCaw Cellular Communications, Inc.
                         5400 Carillon Point
                         Kirkland, WA  98033

             EXECUTIVE OFFICERS AND DIRECTORS OF MMM


     Each of the persons named below is a citizen of the United
States of America. For each person whose principal employment is with McCaw, the principal business of their employer is described under Item 2 above.

                         Principal Occupation or Employment;
Name; Position with      Business Address; and Principal
MMM                      Business of Employer
- ----------------------   ----------------------------------------

James L. Barksdale,      President, Chief Operating Officer and
Chairman of the Board    Director
and Chief Executive      McCaw Cellular Communications, Inc.
Officer                  5400 Carillon Point
                         Kirkland, WA  98033

Tom A. Alberg,           President, Chief Operating Officer and
Executive Vice           Director
President-Legal &        LIN Broadcasting Corporation
Corporate Affairs        5295 Carillon Point
and Secretary            Kirkland, WA  98033

Steven W. Hooper,        Executive Vice President and Chief
Executive Vice           Financial Officer
President and Chief      McCaw Cellular Communications, Inc.
Financial Officer        5400 Carillon Point
                         Kirkland, WA  98033

Wayne M. Perry,          Vice Chairman of the Board
President and            McCaw Cellular Communications, Inc.
Director                 5400 Carillon Point
                         Kirkland, WA  98033


Nicolas Kauser           Executive Vice President-Chief
                         Technology Officer
                         McCaw Cellular Communications, Inc.
                         5400 Carillon Point
                         Kirkland, WA  98033

                          EXHIBIT INDEX


99.1      Private Market Value Guarantee, dated December 11,
          1989, between McCaw and the Issuer.

99.2      Press Release of AT&T and McCaw issued on January 4,
          1995.

99.3      Statement of Reporting Persons pursuant to Rule
          13d-1(f)(1) (see signature page).